ONE EARTH ENERGY, LLC
November 2, 2006
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC Amendment No. 3 to Registration Statement on Form SB-2 Filed October 13, 2006 File No. 333-135729
Dear Mr. Webb:
We are in receipt of your letter dated October 26, 2006 providing comments on our Amendment No. 2 to Registration Statement on Form SB-2 as filed on October 13, 2006. We reviewed your comments, and the purpose of this letter is to provide our responses thereto. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below are each of your comments in the order they appeared in your letter, immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 3 to Form SB-2, which includes the revisions made pursuant to your comments.
Registration Statement
Our Financing Plan, page 4
1. We note your response to prior comment 11 of our letter dated October 2, 2006. Please revise the first paragraph of this section to disclose that the $105,997,000 construction price assumes the use of non-union labor. We note your disclosure on page 13. Also, please briefly summarize here your disclosure that appears on page 14 and 66. For instance, please disclose that if you are required to use union labor, your construction costs would increase substantially. Briefly discuss your various financing options.
     Answer: The prospectus has been revised as requested.
2. We note your response to prior comment 4. Please confirm to us that each state has communicated to you that it will not restrict your offering.
     Answer: Indiana and Missouri have restricted our offering and required our promoters to enter into a Lock-Up Agreement, a form of which was submitted with our Pre-Effective Amendment No. 2 as Exhibit 10.12. Illinois, Iowa and Wisconsin did not restrict our offering.

We may need to increase cost estimates, page 13
3. We note the statement in the first new paragraph on page 14 that you might file a post-effective amendment to increase the number of units. Please be advised that you cannot add securities in a post-effective amendment. Revise accordingly.
     Answer: The prospectus has been revised as requested.
Experts, page 94
4. Please revise to indicate that the Exhibit 8.1 opinion is on the tax consequences, not about the validity of disclosure.
     Answer: The prospectus has been revised as requested.
Exhibit 5.1
5.	We note your response to prior comment 15, and note your statement on page 2 that your opinions are based on the “known facts” and the above documents “as they exist on the date of this letter.” Please delete the reference to the known facts and either omit the second phrase or file a revised opinion on your requested effective date. Please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.
     Answer: In response to this comment, we will file a revised opinion on our requested effective date, Friday, November 3, 2006. We have requested this to be our effective date in an acceleration request filed simultaneously with this letter.
Exhibit 8.1
6. Please revise the first sentence of the fourth paragraph to state, if true, that the discussion in the prospectus about tax consequences “is” your opinion. Also revise the first sentence of the fourth paragraph under Federal Income Tax Consequences of Owning Our Shares on page 86 to state that discussion in your opinion.
     Answer: The prospectus has been revised as requested.
7. Also revise the fifth paragraph of your opinion letter to delete the subjective reference to “known facts” and either omit the rest of the sentence containing that reference or refile an opinion dated the date of effectiveness.
     Answer: In response to this comment, we will file a revised opinion on our requested effective date, Friday, November 3, 2006. We have requested this to be our effective date in an acceleration request filed simultaneously with this letter.

Status of Review of Pre-Effective Amendment No. 3 to Form SB-2 by Iowa, Illinois, Indiana, Missouri and Wisconsin Securities Departments:
     Iowa: We have received notification from Iowa that they will have no further comments.
     Illinois: We have received notification from Illinois that they will refrain from commenting pending SEC review.
     Indiana: We have received notification from Indiana that they will have no further comments.
     Missouri: We have received notification from Missouri that they will have no further comments.
     Wisconsin: We are waiting for comments from Wisconsin. We will provide a copy of Wisconsin’s comments to you as soon as they are available.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely, /s/ Steven P. Kelly Steven P. Kelly, President

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